SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

   X             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

 __            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 000-08467

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

WESBANCO, INC. KSOP

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WESBANCO, INC.
1 Bank Plaza
Wheeling, WV 26003

WesBanco, Inc. KSOP

Financial Statements
and Supplemental Schedules

December 31, 2013 and 2012 and Year Ended December 31, 2013

Table of Contents

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESBANCO, INC. KSOP

Date: June 24, 2014                                                                                                         /s/ Robert H. Young
Robert H. Young
Executive Vice President and
Chief Financial Officer

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

WesBanco, Inc. KSOP
December 31, 2013 and 2012
with Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of WesBanco, Inc. KSOP as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the WesBanco, Inc. KSOP at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at Year End) as of December 31, 2013, and Schedule of Reportable Transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
June 24, 2014

WesBanco, Inc. KSOP
Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
ASSETS
Investments, at fair value:
Registered investment companies	$50,354,061	$39,140,068
WesBanco, Inc. common stock	21,071,084	16,047,778
Money market fund	6,371,108	5,810,517
Total investments	77,796,253	60,998,363

Receivables:
Contributions receivable - Employee	112,502	110,649
Contributions receivable - Employer	64,597	62,088
Loans to participants	2,119,661	1,903,386
Accrued dividends	131,366	130,505
Total receivables	2,428,126	2,206,628

Total assets	80,224,379	63,204,991

LIABILITIES	-	-

Net assets available for benefits	$80,224,379	$63,204,991

See accompanying notes to the financial statements.

WesBanco, Inc. KSOP
Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
	2013	2012
ADDITIONS
Investment income:
Interest and dividends	$ 2,541,770	$ 1,556,008
Net appreciation in fair value of investments	13,903,565	5,597,744
Total investment income	16,445,335	7,153,752

Contributions:
Employer	2,071,913	1,895,834
Employee	4,383,131	3,502,991
Total contributions	6,455,044	5,398,825

Total additions	22,900,379	12,552,577

DEDUCTIONS
Distributions to participants	5,863,332	4,133,152
Other expense	17,659	4,907

Total deductions	5,880,991	4,138,059

Net increase	17,019,388	8,414,518

Net assets available for benefits:
Beginning of year	63,204,991	54,790,473

End of year	$ 80,224,379	$ 63,204,991

See accompanying notes to the financial statements.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2013 and 2012

Note 1 – Description of the Plan

WesBanco, Inc. (“WesBanco” or the “Company”) is a bank holding company offering a wide range of financial services, including customary banking services, trust and investment management, insurance and brokerage services, through offices located in West Virginia, southern and central Ohio and western Pennsylvania.

The following brief description of the WesBanco, Inc. KSOP (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Agreement and Summary Plan Description for more complete information.  The Plan is administered by a committee comprised of employees and directors appointed by the Board of Directors of WesBanco.  The Plan includes an employee stock ownership plan (“ESOP”) and a contributory 401(k)-profit sharing plan.  PNC Bank, N.A. (“PNC” or “Trustee”) is the trustee and record-keeper of the Plan.  Trustee fees may be paid by the Plan or WesBanco, the Plan Sponsor, at the discretion of WesBanco.

Employee Stock Ownership Plan – Employer contributions to the ESOP are made in an amount determined by the Board of Directors.  For any year in which the ESOP has a loan outstanding, the contribution may be no less than is needed to pay the required principal and interest on the loan for that year, net of dividends received on unallocated common stock.  There was no ESOP loan outstanding at December 31, 2013 and 2012.  The ESOP makes contributions to the participants who complete 1,000 hours of service during the plan year and who are actively employed on December 31. Contributions and forfeitures are allocated to participants in proportion to each participant’s compensation but cannot exceed the lesser of $51,000 or 100% of such participant’s compensation during the plan year.

Participants’ interests in the ESOP are fully vested after five years of service.  Distributions to participants who have left employment of the Company or their beneficiaries may be paid in either cash or stock in a lump-sum or installments over a period that the participant selects, within certain plan restrictions.  Generally, terminations of employment prior to completion of five years of service for reasons other than death, normal retirement or permanent disability result in forfeiture.  Forfeitures of terminated non-vested account balances at December 31, 2013 and 2012 totaled $13,269 and $3,454, respectively.  No employer ESOP contributions were made for the years ended December 31, 2013 and 2012.

401(k) – The 401(k) provides for salary deferral and matching employer contributions.  An employee who has completed 60 days of service after attaining 21 years of age shall be eligible to become a participant of the 401(k) the first day of each calendar month.  Eligible employees can invest the employee deferral, employer matching and employee rollover contribution among funds that are made available by the Plan Administrator.  A participant’s interest is 100% vested in the employee deferral, employer matching and rollover accounts upon becoming eligible to

Note 1 – Description of the Plan (continued)

participate in the 401(k).  Hardship distributions can be made from a participant’s employee deferral account with approval by the Plan Administrator, if specific criteria are met. Employer matching contributions may be paid to the Plan in cash or shares of WesBanco, Inc. common stock, as determined by the Board of Directors. Participants may redirect any employer matching contributions made in common stock into other registered investment funds. For the years ended December 31, 2013 and 2012, the matching contributions were equal to 100% of the first 3% of compensation deferred and 50% of the next 2% of compensation deferred and were paid in cash.  The amount of the contribution did not exceed the $51,000 total contribution (employees' salary deferrals plus employer's matching contributions) amount permitted by federal law.

The Plan includes provisions authorizing loans from the Plan to active eligible participants.  The minimum loan amount is $1,000 while the maximum loan is determined by the available loan balance which is restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  A participant may have two loans outstanding at any given time.  Loans are evidenced by promissory notes and are repayable over a period not to exceed five years, except loans to purchase a principal residence, which must be repaid over a period not to exceed ten years.  Loans bear an interest rate commensurate with the prevailing rate charged by commercial lenders in the business of making similar type loans.  Loans outstanding at December 31, 2013 had an interest rate of 3.25% with maturities through April 2022.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation – The financial statements of the Plan are prepared on an accrual basis except for distributions to participants that are recorded when paid.  Purchases and sales of securities are accounted for as of the trade date.  Interest and dividend income is recorded as earned.

Valuation of Investments – The Plan’s investments are stated at fair value.  Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year.  Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules.  Actual results could differ from those estimates.

Plan Termination – Although it has not expressed any intent to do so, WesBanco has the right to amend or terminate the Plan at any time.  In the event that the Plan is completely or partially terminated or WesBanco determines it will permanently discontinue making contributions to the

Note 2 – Summary of Significant Accounting Policies (continued)

Plan, all property then credited to the participants’ accounts will immediately become fully vested and non-forfeitable.  The Trustee will be directed to either continue to hold the property in the participants’ accounts in accordance with provisions of the Plan or distribute to such participants all property allocated to their accounts.

Loans to Participants – Loans to participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans can either be charged a late fee or be called due to a default of payment in principal and interest, at which time the participant loan would be reclassified as a distribution based upon the terms of the Plan.

Note 3 – Party-in-Interest Transactions

Certain Plan investments are shares of a money market fund managed by PNC. PNC is the trustee as defined by the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions.

Legal, accounting and other administrative fees are paid at the discretion of the Plan Sponsor by the Plan or the Plan Sponsor.  WesBanco Bank, Inc., a subsidiary of the Company, provides investment advisory services for the WesMark Funds, a mutual fund family.  The Plan is administered by the Plan Sponsor.  In addition, the Plan holds common shares of WesBanco, Inc., the Plan Sponsor, that paid dividends to the Plan totaling $521,347 and $496,415 for the years ended December 31, 2013 and 2012, respectively. The Plan also invests in WesMark Funds that paid dividends to the Plan totaling $177,134 and $173,979 for the years ended December 31, 2013 and 2012, respectively.

Note 4 – Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated December 20, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, the related trust is tax-exempt.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status.  The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRC.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing

Note 4 – Income Tax Status (continued)

jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Note 5 – Investments

For the years ended December 31, 2013 and 2012, the Plan’s investments, including investments bought, sold, and held during the year, appreciated or depreciated in fair value, as determined by quoted market prices as follows:

			2013			2012
				Net			Net
			Fair	Appreciation		Fair	Appreciation
			Value	(Depreciation)		Value	(Depreciation)
Participant-directed investments:
	Registered investment companies - mutual funds:
	American Balanced R4	*	$ 4,726,649	$ 753,166	*	$ 3,699,660	$ 397,284
	American Century Equity Income		3,737,040	213,156		1,723,935	110,986
	American EuroPacific Growth R4		3,464,400	546,501		2,985,210	445,049
	American Growth Funds of America R4	*	4,691,851	931,849	*	3,408,524	571,750
	American Small Cap World R4		3,095,155	477,839		1,084,405	163,124
	BlackRock GNMA Service		543,833	(39,415)		607,631	(10,009)
	BlackRock S&P 500 Stock Fund		2,898,472	440,077		-	-
	Davis New York Venture Fund Adv.		-	92,326		1,160,519	80,794
	Federated Total Return Government Bond		793,184	(51,178)		935,770	(16,069)
	Fidelity Advisor Small Cap A	*	4,719,762	462,551		1,993,647	103,333
	PIMCO Total Return		2,566,211	(129,914)		2,348,978	52,680
	BlackRock Index Equity		-	185,247		2,036,180	239,645
	Royce Low Price Stock		-	106,690		1,447,306	(36,479)
	T. Rowe Price Growth Stock Fund Adv.		3,468,563	935,106		2,368,022	350,037
	T. Rowe Midcap Value		847,923	141,102		486,451	32,827
	T. Rowe Price Target Retirement 2010 Fund Adv.		1,330,901	91,429		1,152,150	90,434
	T. Rowe Price Target Retirement 2020 Fund Adv.		2,425,261	239,424		1,511,933	142,081
	T. Rowe Price Target Retirement 2030 Fund Adv.		1,895,846	251,528		1,144,780	114,777
	T. Rowe Price Target Retirement 2040 Fund Adv.		1,177,711	179,134		677,075	72,913
	T. Rowe Price Target Retirement 2050 Fund Adv.		1,026,849	170,993		716,693	76,783
	Third Avenue Value Fund		-	119,664		1,360,374	262,125
	WesMark Bond Fund		1,197,532	(75,802)		1,763,028	6,504
	WesMark Growth Fund	*	5,154,814	1,217,233	*	4,123,524	351,114
	WesMark Small Company Fund		592,104	149,612		404,273	(3,269)
	Total registered investment companies - mutual funds		50,354,061	7,408,318		39,140,068	3,598,414

	Common stock:
	WesBanco, Inc. Common Stock	*	21,071,084	6,495,249	*	16,047,778	1,999,331

	Money market fund:
	PNC Money Market Service Class Unitized Trust	*	6,371,108	(2)	*	5,810,517	(1)
Total investments			$ 77,796,253	$ 13,903,565		$ 60,998,363	$ 5,597,744

*	The fair value of these individual investments represents 5% or more of the Plan's net assets.

Note 6 – Fair Value Measurement

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurement and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lower priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 - Valuations are based on unadjusted quoted prices in an active market for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Valuations are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Valuations are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value.

Registered Investment Companies and equity securities: The fair value of registered investment companies is stated at the net asset value (“NAV”) as reported by the funds on the last business day of the plan year. Equity securities are valued at the closing price reported on the active market on which the individual securities are traded.

Money market fund: Valued at NAV and held by the Plan at year-end.

FASB provides investors with a practical expedient for measuring the fair value of investments in certain entities that calculate NAV. The practical expedient enables an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment.

Note 6 – Fair Value Measurement (continued)

As a practical expedient, fair value of the money market fund is valued at the NAV as determined by the custodian of the fund and is tracked on a unitized basis. Unitizing the money market fund allows for daily trades. The money market fund includes short-term United States dollar denominated money market instruments. The money market fund can be redeemed at its NAV measurement date as there are no significant restrictions on the ability of participants to sell this investment. The application of the practical expedient did not have a material effect on the Plan’s fair value measurements.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Registered investment companies
Fixed income	$ 5,100,760	$ -	$ -	$ 5,100,760
Balanced and lifestyle	12,583,217	-	-	12,583,217
Large cap growth	8,160,414	-	-	8,160,414
Large cap value	3,737,040	-	-	3,737,040
Large cap blend	8,053,286	-	-	8,053,286
Mid cap value	847,923	-	-	847,923
Small cap growth	5,311,866	-	-	5,311,866
International	3,464,400	-	-	3,464,400
Worldwide	3,095,155	-	-	3,095,155
Total registered investment companies	50,354,061	-	-	50,354,061
Equity securities	21,071,084	-	-	21,071,084
Money market fund	-	6,371,108	-	6,371,108
Total investments at fair value	$71,425,145	$ 6,371,108	$ -	$ 77,796,253

Note 6 – Fair Value Measurement (continued)

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Registered investment companies
Fixed income	$ 5,655,407	$ -	$ -	$ 5,655,407
Balanced and lifestyle	8,902,291	-	-	8,902,291
Large cap growth	5,776,546	-	-	5,776,546
Large cap value	2,884,454	-	-	2,884,454
Large cap blend	6,159,704	-	-	6,159,704
Mid cap value	486,451	-	-	486,451
Small cap growth	2,397,920	-	-	2,397,920
Small cap value	1,447,306	-	-	1,447,306
International	2,985,210	-	-	2,985,210
Worldwide	2,444,779	-	-	2,444,779
Total registered investment companies	39,140,068	-	-	39,140,068
Equity securities	16,047,778	-	-	16,047,778
Money market fund	-	5,810,517		5,810,517
Total investments at fair value	$55,187,846	$ 5,810,517	$ -	$ 60,998,363

Previously reported fair value measurements as of December 31, 2012 have been restated herein to reflect as Level 2 the fair value measurement of an investment in the money market fund that is not traded in an active exchange market but for which net asset value was used as a practical expedient to estimate fair value. This fair value measurement had previously been listed as  Level 1. This adjustment had no impact on previously reported investments at fair value, statements of net assets available for benefits and changes in net assets available for benefits.

The Plan did not hold any Level 3 assets at December 31, 2013 and 2012.

Note 7 – Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to the Form 5500:

	December 31,
	2013	2012

Net assets available for benefits per the financial statements	$ 80,224,379	$ 63,204,991
Less: Amount allocated to withdrawing participants	(1,012,256)	(102,042)
Net assets available for benefits per Form 5500	$ 79,212,123	$ 63,102,949

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2013 and 2012 to the Form 5500:

For the year ended
December 31, 2013
Benefits paid to participants per the financial statements	$ 5,863,332
Add: Amounts allocated to withdrawing participants at December 31, 2013	1,012,256
Less: Amounts allocated to withdrawing participants at December 31, 2012	(102,042)
Benefits paid to participants per the Form 5500	$ 6,773,546

For the year ended
December 31, 2012
Benefits paid to participants per the financial statements	$ 4,133,152
Add: Amounts allocated to withdrawing participants at December 31, 2012	102,042
Less: Amounts allocated to withdrawing participants at December 31, 2011	(335,459)
Benefits paid to participants per the Form 5500	$ 3,899,735

Note 8 – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 9 – Subsequent Events

The Company has evaluated subsequent events through June 24, 2014, the date on which these financial statements were issued.

Supplemental Schedules

WesBanco, Inc. KSOP
EIN #55-0571723     Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at Year End)
December 31, 2013
Identity of
Issue, Borrower,
Lessor, or					Current
Similar Party		Description of Investment		Cost	Value

		Registered Investment Companies
193,874	shares	American Balanced R4		**	$ 4,726,649
436,061	shares	American Century Equity Income		**	3,737,040
71,905	shares	American EuroPacific Growth R4		**	3,464,400
109,828	shares	American Growth Funds of America R4		**	4,691,851
63,412	shares	American Small Cap World R4		**	3,095,155
56,946	shares	BlackRock GNMA Service		**	543,833
13,058	shares	BlackRock S&P 500 Stock Fund		**	2,898,472
72,503	shares	Federated Total Return Government Bond		**	793,184
168,864	shares	Fidelity Advisor Small Cap A		**	4,719,762
240,057	shares	PIMCO Total Return		**	2,566,211
66,819	shares	T. Rowe Price Growth Stock		**	3,468,563
28,330	shares	T. Rowe Midcap Value		**	847,923
75,065	shares	T. Rowe Price Target Retirement 2010 Fund		**	1,330,901
119,648	shares	T. Rowe Price Target Retirement 2020 Fund		**	2,425,261
84,485	shares	T. Rowe Price Target Retirement 2030 Fund		**	1,895,846
50,654	shares	T. Rowe Price Target Retirement 2040 Fund		**	1,177,711
79,171	shares	T. Rowe Price Target Retirement 2050 Fund		**	1,026,849
122,447	shares	WesMark Bond Fund	*	**	1,197,532
288,139	shares	WesMark Growth Fund	*	**	5,154,814
43,062	shares	WesMark Small Company Growth	*	**	592,104
		Total Registered Investment Companies			$ 50,354,061

		Money Market Funds
5,453,316	units	PNC Money Market Service Class
		Unitized Trust	*	**	$ 6,371,108

		Equity Securities
657,425	shares	WesBanco, Inc. Common Stock	*	**	$ 21,071,084

		Participant Loans
		Loan Account (interest rates of 3.25% and	*
		have maturities through April 2022			$ 2,119,661

* Party-in-interest
** Participant-directed investment, cost not required.

WesBanco, Inc. KSOP
EIN #55-0571723     Plan #002
Schedule H, Line 4j – Schedule of Reportable Transactions
For the Year Ended December 31, 2013

Current
Value of
Asset on
Identity of		Purchase	Selling	Cost of	Transaction	Net Gain /
Party Involved	Description of Assets	Price	Price	Asset	Date	(Loss)

There were no Category I, II, III or IV reportable transactions for the year ended December 31, 2013.

EXHIBIT INDEX

Exhibit No.                                Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm